AGREEMENT RELATING TO INITIAL CAPITAL




                                                           December 10, 1997


LAKE SHORE FAMILY OF FUNDS
7824 Laurel Avenue
Cincinnati, Ohio 45243

Dear Sir/Madam:

         In conjunction with the purchase by SUZANNE K. MEYERS TRUSTEE,  SUZANNE
K. MEYERS TRUST, DTD 4/10/92 (the "Purchaser") of 9,900 shares of beneficial interest of the Equity Fund and 100 shares of beneficial interest of the Balanced Fund of the Lake Shore Family of Funds (the "Shares"), the Purchaser hereby represents that it is acquiring the Shares for investment with no intention of reselling or otherwise distributing the Shares. The Purchaser hereby further agrees that any transfer of any of the Shares or any interest therein shall be subject to the following conditions:

         1. The Purchaser shall furnish you and counsel satisfactory to you prior to the time of transfer, a written description of the proposed transfer specifying its nature and consequence and giving the name of the proposed transferee.

         2. You shall have obtained from your counsel a written opinion stating whether in the opinion of such counsel the proposed transfer may be effected without registration under the Securities Act of 1933. If such opinion states that such transfer may be so effected, the Purchaser shall then be entitled to transfer the Shares in accordance with the terms specified in its description of the transaction to you. If such opinion states that the proposed transfer may not be so effected, the Purchaser will not be entitled to transfer the Shares unless the Shares are registered.




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         The Purchaser  hereby  authorizes  you to take such action as you shall reasonably deem appropriate to prevent any violation of the Securities Act of 1933 in connection with the transfer of the Shares, including the imposition of a requirement that any transferee of the Shares sign a letter agreement similar to this one. The Purchaser agrees that in the event the Shares are redeemed by the Purchaser or its successors or any current holder prior to the complete amortization of organization expenses by the Equity Fund or the Balanced Fund, the redemption proceeds payable in respect of the Shares so redeemed shall be reduced by the pro-rata share (based on the proportionate share of the Shares redeemed to the total number of the Shares outstanding at the time of redemption) of the then unamortized deferred organization expenses as of the date of such redemption.

                                                     Very truly yours,


                                                     SUZANNE K. MEYERS TRUSTEE
                                                     SUZANNE K. MEYERS TRUST
                                                     DTD 4/10/92




                                                     /s/ Suzanne K. Meyers
                                                     -----------------------
                                                     By:  SUZANNE K. MEYERS
                                                     Its:     TRUSTEE















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